Exhibit 99.1

 NEWS RELEASE

SHAREHOLDERS OF NORTHERN ORION RESOURCES
 SUPPORT MERGER WITH YAMANA GOLD,
 YAMANA ONE STEP CLOSER TO COMPLETION OF ARRANGEMENT
WITH NORTHERN ORION AND OFFER FOR MERIDIAN

Toronto, Ontario, August 22, 2007 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) is very pleased today to announce that shareholders of Northern Orion have voted in favour of the proposed acquisition of Northern Orion by Yamana by way of a plan of arrangement.

“With the Northern Orion vote now behind us, the acquisition of Meridian is one major step closer to being completed”, said Peter Marrone, chairman and chief executive officer of Yamana.  “Investors can now focus on the profile of the company that will be created upon completion of the Northern Orion and Meridian transactions.  We remain convinced that the strategic fit and value of the combination between the companies is compelling and we look forward to a positive outcome on September 7.”

Yamana believes that the combined company will provide shareholders with superior cash flow, sustainable low-cost gold production, growth, considerable liquidity and a proven track record of value creation.

The completion of the Northern Orion acquisition is conditional upon, among other things, the receipt by Yamana of at least 66 2/3% of the shares of Meridian Gold Inc. pursuant to Yamana’s outstanding offer to purchase all of the outstanding common shares of Meridian.  The offer to Meridian shareholders expires at 8:00 p.m. on September 7, 2007 as stated in the Notice of Variation and Extension by Yamana dated August 14, 2007.  The plan of arrangement between Yamana and Northern Orion is expected to be completed as soon as possible following the satisfaction or waiver of all conditions to the arrangement.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

YAMANA GOLD INC. Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 Email: investor@yamana.com www.yamana.com MEDIA CONTACT: Mansfield Communications Inc. Hugh Mansfield (416) 599-0024	Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com
For further information, contact:

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer and is mailing the offer and take-over circular to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular and any other relevant documents filed wit the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning Yamana’s respective transactions with Northern Orion and Meridian.  Except for statements of historical fact, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring at least 66 2/3% of the issued and outstanding Meridian shares, that all required third party regulatory, governmental and court approvals for the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include Yamana failing to acquire at least 66 2/3% of the issued and outstanding Meridian shares, failing to obtain the final court order approving the Northern Orion transaction, as well as changes in market conditions and other risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission.  Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.